Laser Photonics Corporation
1101 N. Keller Road, Suite G
Orlando, FL 32810

September 21, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, DC 20549

Attention: Thomas Jones / Sherry Haywood

Re:	Laser Photonics Corporation
Registration Statement on Form S-1, File No. 333-261129 Withdrawal of Acceleration Request

Dear Mr. Jones and Ms. Haywood:

Reference is made to our letter, filed as correspondence via EDGAR on September 19, 2022, in which we requested the acceleration of the effective date of the above referenced Registration Statement. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Please contact Thomas Twedt of Lucosky Brookman LLP at (202) 415-1890 or Ernest M. Stern of Culhane Meadows PLLC at (301) 910-2030 with any questions you may have regarding this request.

Sincerely yours,

LASER PHOTONICS CORPORATION

/s/ Wayne Tupuola
Wayne Tupuola
Chief Executive Officer